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                                                                    EXHIBIT 99.1

[VIVENDI LOGO]


                        VIVENDI UNIVERSAL UPDATES MARKET
                            ON ASSET DISPOSAL PROGRAM

- VIVENDI UNIVERSAL LOOKS TO SELL HALF OF ITS INTEREST IN VIVENDI ENVIRONNEMENT BY PRIVATE AGREEMENT

-        SALE OF HOUGHTON MIFFLIN NOW SIGNED

- ASSET DISPOSALS WORTH E5 BILLION ANNOUNCED IN JUST FOUR MONTHS (EXCLUDING VIVENDI ENVIRONNEMENT). WITH THE SALE OF VIVENDI ENVIRONNEMENT SHARES, VIVENDI UNIVERSAL SHOULD HAVE SOLD ASSETS WORTH AROUND E7 BILLION BY THE END OF 2002 AND E16 BILLION BY THE END OF 2004.

PARIS, NOVEMBER 7, 2002 - Vivendi Universal [NYSE: V; PARIS BOURSE: EX FP] today updated the market on its asset disposal program by issuing the following points:

1- VIVENDI UNIVERSAL LOOKS TO SELL HALF OF ITS INTEREST IN VIVENDI ENVIRONNEMENT BY PRIVATE AGREEMENT

Vivendi Universal's Board of Directors met together on October 29, 2002 and approved the principle of proceeding with the sale of 50% of the Vivendi Environnement shares owned by Vivendi Universal (representing 20.20% of the capital stock of Vivendi Environnement). The Board gave its approval on the understanding that the transaction will take place without offering the shares on the open market. The shares will be sold to a limited number of investors who will assume Vivendi Universal's lock-up agreement which applies until December 21, 2003.

Vivendi Universal will attach to each share sold an irrevocable call option for another Vivendi Environnement share. It will be possible to exercise the options at any time through December 21, 2004. The call options and the shares acquired through the exercise of the options will be subject to the same lock-up conditions. After the exercise of the call options, Vivendi Universal will no longer own any Vivendi Environnement shares.

The final decision, after consultation with French market authorities, will be subject, in particular, to the finalization of an amendment to the contract signed on June 24, 2002 with the banks that managed the June 2002 placement and the group of Vivendi Environnement investors, as described in the prospectus dated June 26, 2002 registered with the Commission des Operations de Bourse under No. 02-801 and dated June 26, 2002.

THE VIVENDI ENVIRONNEMENT SHARES WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.
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2- ASSET DISPOSALS WORTH E5 BILLION ANNOUNCED IN JUST FOUR MONTHS (EXCLUDING
VIVENDI ENVIRONNEMENT). WITH THE SALE OF VIVENDI ENVIRONNEMENT SHARES, VIVENDI UNIVERSAL SHOULD HAVE SOLD ASSETS WORTH AROUND E7 BILLION BY THE END OF 2002 AND E16 BILLION BY THE END OF 2004.

In the space of just four months from July 1 until today, Vivendi Universal will have announced asset sales worth E5 billion (excluding Vivendi Environnement), which includes E1.04 billion of debt taken over by the acquirers. This amount is in advance of its target of sales worth E5 billion to be made over nine months.

This amount can be confirmed as the consortium now formed by Thomas H. Lee and Bain Capital has signed an agreement with Vivendi Universal for the sale of Houghton Mifflin on the basis of a valuation of $1.66 billion, or around E1.7 billion.

For 2003, on the basis of prudent scenarios, Vivendi Universal expects to dispose of assets worth more than E7 billion (not including Vivendi Environnement). Vivendi Universal believes it will meet and even pass its target of E12 billion in disposals by the end of 2003.

Including Vivendi Environnement, the company expects to have sold assets worth around E7 billion by the end of the year and E16 billion by the end of 2004.

The agreements concluded since July 1, 2002, subject to ongoing negotiations, are as follows (amounts in enterprise value):

-        Vinci shares (E291 million)

- the remaining 25% of the professional press and health businesses (E150 million)

-        Lagardere shares (E44 million)

-        Groupe L'Express-L'Expansion and Comareg (E320 million)

-        Canal+ Technologies (E190 million)

-        Vizzavi (E143 million)

-        Telepiu (E893 million before adjustment for accounts payable)

-        European and Latin American publishing (E1.25 billion)

-        Houghton Mifflin ($1.66 billion, or around E1.7 billion)

-        Other assets (E30 million).

3- VIVENDI UNIVERSAL WORKS WITH ITS BANKS TO RECONSIDER ITS FINANCING STRUCTURE.

Vivendi Universal now has sufficient cash leeway to approach its next major maturity date in March 2003 with confidence. This date involves a maximum amount of E1.9 billion for the possible early redemption in cash of bonds issued by Vivendi Universal that can be converted into Vivendi Environnement shares.

In addition, the positive progress, to date, of the disposals program is leading the company to reconsider its financing structure. As a result, Vivendi Universal has asked for its banks to postpone the effective date of its E3 billion credit facility until November 25. In full cooperation with its banks, Vivendi Universal is reviewing the most appropriate financing for its current situation.

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IMPORTANT DISCLAIMER

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction plan, proposed disposals and/or restructurings will not materialize in the timing or manner described above; that Vivendi Universal will not be able to obtain the regulatory, competition or other approvals necessary to finalize its proposed transactions; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide updates or revise forward-looking statements.

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CONTACTS:
MEDIA                        INVESTOR RELATIONS
PARIS                        PARIS
Antoine Lefort               Laurence Daniel
+33 (1) 71.71.1180           +33 (1).71.71.1233
Alain Delrieu                NEW YORK
+33 (1).71.71.1086           Eileen McLaughlin
                             +(1) 212.572.8961

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